

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

<u>Via E-mail</u>
Mr. Antal Markus
Chief Executive Officer
Reliabrand, Inc., formerly A&J Venture Capital Group, Inc.
23890 Copper Hill Drive, #206
Valencia, CA 91354

Re: **A&J Venture Capital Group, Inc.**
Form 10-K for the Year Ended June 30, 2010
Filed September 28, 2010
Form 8-K Filed January 27, 2011
File No. 333-146441

Dear Mr. Markus:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief